EXHIBIT 99.1

Energy Fuels Congratulates Gary R. Steele, Senior Vice President of
Marketing and Sales, on His Retirement

Toronto, Ontario and Lakewood, Colorado – September 30, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today announced the retirement of Gary R. Steele, the Company’s Senior Vice President of Marketing and Sales.  Mr. Steele’s retirement is effective September 30, 2014, though he will continue to work with Energy Fuels as a consultant, supporting sales and marketing efforts and performing special projects.

Curtis H. Moore, who is currently the Company’s Director of Marketing and Corporate Development, has assumed the product sales and marketing responsibilities for the Company, in addition to continuing to manage the Company’s investor relations program.  He has been with Energy Fuels for over six years, including key roles in product sales and marketing, investor relations, public financings, mergers and acquisitions, and as in-house legal counsel.  Mr. Moore is an attorney licensed in the State of Colorado and holds both a Juris Doctor degree and Masters in Business Administration from the University of Colorado at Boulder.

Mr. Steele has been with Energy Fuels since the early days of the Company in late 2006.  Over a 40 year mining and business career, Mr. Steele has held various positions in engineering, operations, sales and marketing, and senior management.  He played a key role in the growth of the Company from a junior uranium mining start-up to its current position as one of the major producers of uranium in the U.S.

Mr. Steele commented:  “My eight years with Energy Fuels have been among the most satisfying periods of my career, as we worked together to create a well-positioned company with a tremendous future.  I have appreciated the confidence placed in me by Steve Antony and our Board of Directors, as we aggressively grew Energy Fuels to the organization it is today.  It has also been a real pleasure to be an active participant in this dynamic, international industry, and to work with my many talented colleagues.”

Steve Antony, Energy Fuels President and CEO, acknowledged the significant contributions of Mr. Steele to the Company: “Gary is a strong leader who played an instrumental role in growing Energy Fuels to the business it is today.  His knowledge of marketing, finance, and operations, along with his personal qualities of creativity, flexibility and work ethic, were invaluable to my leadership team.  Energy Fuels’ management and board of directors thank Gary for his contributions to Energy Fuels and wish him the very best in his well-deserved retirement.  I am also pleased to support

Curtis in his expanded role.  He is a highly talented professional, with the knowledge, intelligence and energy to successfully handle his new responsibilities.”

About Energy Fuels:  Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013.  Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S.  The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8.  Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development.  The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements:  This news release may contain certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the Company’s future potential and the future performance of its management team.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”.  All statements, other than statements of historical fact, herein are considered to be forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include the factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml.  Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com